Exhibit 99.1

STARFIELD RESOURCES INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2011

KPMG LLP	Telephone	(416) 777-8500
Chartered Accountants	Fax	(416) 777-8818
Bay Adelaide Centre	Internet	www.kpmg.ca
333 Bay Street Suite 4600
Toronto ON M5H 2S5
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Starfield Resources Inc.

We have audited the accompanying consolidated balance sheet of Starfield Resources Inc. as of February 28, 2011 and the related consolidated statements of operations and comprehensive loss, cash flows and changes in shareholders’ equity for the year ended February 28, 2011. These consolidated financial statements are the responsibility of Starfield Resources Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Starfield Resources Inc. as of February 28, 2011 and its consolidated results of operations and its consolidated cash flows for the year ended February 28, 2010 in conformity with Canadian generally accepted accounting principles.

The consolidated financial statements of Starfield Resources Inc. as at February 28, 2010 and for the years ended February 28, 2010 and February 28, 2009 were audited by another auditor who expressed an opinion on those statements dated June 11, 2010, except as to note 16 which is as of September 26, 2011.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Starfield Resource Inc.’s internal control over financial reporting as of February 28, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated September 26, 2011 expressed an adverse opinion on the effectiveness of Starfield Resources Inc.’s internal control over financial reporting.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
April 22, 2011, except as to note 16 which is as of September 26, 2011

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

Independent Auditor's Report

To the Shareholders of
Starfield Resources Inc.

We have audited the accompanying consolidated balance sheet of Starfield Resources Inc. (the Company) as at February 28, 2010, and the related consolidated statements of operations and comprehensive loss, changes in shareholders' equity and cash flows for each of the years in the two-year period ended February 28, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit of the Company's financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at February 28, 2010 and the results of its operations and its cash flows for each of the years in the two-year period ended February 28, 2010 in accordance with Canadian generally accepted accounting principles.

The Company has restated certain US GAAP balances relating to the year ended February 28 2010, as more fully described in note 16, "Differences between Canadian and United States Generally Accepted Accounting Principles".

PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

"PricewaterhouseCoopers" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.

As at February 28, 2011 and February 28, 2010
(in thousands of Canadian dollars)

	February 28,	February 28,
	2011	2010

ASSETS
Current Assets
Cash	$3,884	$3,581
Amounts receivable	419	220
Prepaid expenses and deposits (Note 3)	472	486
Total current assets	4,775	4,287

Mineral properties (Note 4)	125,612	124,172
Equipment (Note 5)	289	390
Total assets	$130,676	$128,849

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$1,219	$674
Total current liabilities	1,219	674

Deferred compensation (Note 9)	-	385
Future income tax liability (Note 6)	8,363	9,944

SHAREHOLDERS' EQUITY
Share capital	141,286	136,660
Contributed surplus	13,672	13,024
Warrants	1,920	1,020
Deficit	(35,784)	(32,858)
Total shareholders' equity	121,094	117,846
Total liabilities and shareholders' equity	$130,676	$128,849

Nature of operations (Note 1)
Commitments (Note 10)
Subsequent events (Note 15)

The accompanying notes are an integral part of these financial statements.

On behalf of the Board:

(signed)	Director	(signed)	Director
Norman Betts		Shirley Mears

STARFIELD RESOURCES INC. | 3

Consolidated Statements of Operations and Comprehensive Loss
For the years ended February 28, 2011, February 28, 2010 and February 28, 2009
(in thousands of Canadian dollars except loss per share)

	2011	2010	2009

Expenses
General and administrative
Consulting	$79	$9	$53
Directors' fees	226	236	217
Investor relations	106	110	370
Legal and audit	321	250	592
Compensation	671	707	1,391
Rent and office services	424	477	456
Transfer and regulatory fees	104	184	130
Travel and conferences	69	102	246
	2,000	2,075	3,455

Amortization of equipment	79	110	160
Foreign exchange loss (gain)	27	-	-
Stock-based compensation (Note 8 & Note 9)	448	506	737
Interest income	(16)	(22)	(376)

Loss before income taxes	2,538	2,669	3,976

Income and capital taxes	546	-	-

Future income tax expense (recovery) (Note 6)	(158)	1,221	(834)

Net loss and comprehensive loss for the year	$2,926	$3,890	$3,142

Basic and diluted net loss per share	$0.01	$0.01	$0.01

Weighted average number of shares outstanding	562,312	397,144	319,325

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC. | 4

Consolidated Statements of Cash Flow
For the years ended February 28, 2011, February 28, 2010 and February 28, 2009
(in thousands of Canadian dollars)

	2011	2010	2009

OPERATING ACTIVITIES
Net loss for the period	$(2,926)	$(3,890)	$(3,142)
Non-cash charges (credits) to earnings:
Future income tax expense (recovery)	(158)	1,221	(834)
Amortization of equipment	79	110	160
Stock based compensation expense	448	506	737
Changes in non-cash working capital:
Decrease / (increase) in amounts receivable	(199)	646	(453)
Decrease in prepaid expenses and deposits	14	10	1,234
Decrease in accounts payable and accrued liabilities	545	(648)	(1,527)
Net cash used in operating activities	(2,197)	(2,045)	(3,825)

INVESTING ACTIVITIES
Mineral properties	(3,763)	(3,353)	(24,956)
Cash received on acquisition of assets, net of acquisition costs	-	1,433	(18)
Net cash used in investing activities	(3,763)	(1,920)	(24,974)

FINANCING ACTIVITIES
Issuance of shares and warrants	7,536	4,176	23,096
Share issue costs	(848)	(450)	(1,207)
Repayment of capital lease obligations	-	(79)	(106)
Redemption of deferred compensation units	(425)	-	-
Net cash provided by financing activities	6,263	3,647	21,783

Decrease in cash	303	(318)	(7,016)
Cash at beginning of period	3,581	3,899	10,915

Cash at end of period	$3,884	$3,581	$3,899

Supplemental Disclosures
Interest received	$(16)	$(22)	$(376)
Income taxes paid	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC. | 5

Consolidated Statements of Changes in Shareholders’ Equity
As at February 28, 2011, February 28, 2010 and February 28, 2009
(in thousands of Canadian dollars)

	February 28, 2011		February 28, 2010		February 28, 2009
	Number	Amount	Number	Amount	Number	Amount
Share Capital
Authorized
Unlimited common shares, no par value
Unlimited number of First Preferred shares
Unlimited number of Second Preferred shares
Issued
Common Shares
Balance at beginning of period	521,912,607	$136,660	332,685,899	$120,918	301,151,593	$102,513
Capital stock issued:
Private placements (Note 7)	118,808,859	6,463	41,077,636	4,135	29,765,556	22285
Acquisition of assets (Note 14)	-	-	148,149,072	13,334	-
Exercise of warrants/options	277,613	29	-	-	1,768,750	794
Transferred from contributed surplus on exercise of stock options	-	-	-	-	-	235
Flow-through tax benefits renounced	-	(1,230)	-	(1,398)	-	(4,050)
Share issuance costs	-	(848)	-	(450)	-	(1,207)
Future taxes on share issuance costs	-	212	-	121	-	348
Balance at end of period	640,999,079	141,286	521,912,607	136,660	332,685,899	120,918
Contributed surplus
Balance at beginning of period		13,024		12,341		8,575
Stock based compensation expense (Note 8 & Note 9)		504		582		4,001
Acquisition of assets (Note 14)		-		101		-
Transferred from contributed surplus on exercise of stock options		-		-		(235)
Expiration of warrants		144		-		-
Balance at end of period		13,672		13,024		12,341
Warrants
Balance at beginning of period	27,359,102	1,020	1,207,100	751	800,000	734
Issued	64,642,767	1,058	2,670,046	41	407,100	17
Acquisition of assets	-	-	28,367,328	228	-	0
Exercised	(277,613)	(14)	-	-	-	0
Expired	(10,969,556)	(144)	(4,885,372)	-	-	0
Balance at end of period	80,754,700	1,920	27,359,102	1,020	1,207,100	751

Deficit
Balance at beginning of period		(32,858)		(28,968)		(25,826)
Net loss		(2,926)		(3,890)		(3,142)
Balance at end of period		(35,784)		(32,858)		(28,968)
Shareholders' equity at end of period		$121,094		$117,846		$105,042

The accompanying notes are an integral part of these financial statements.

STARFIELD RESOURCES INC. | 6

Notes to the Consolidated Financial Statements
For the year ended February 28, 2011
(in thousands of Canadian dollars, unless otherwise noted)

1.	Nature of Operations

Starfield Resources Inc. (“Starfield” or “the Company”) was incorporated under the Business Corporations Act (Alberta, Canada). The Company’s major business activity is the exploration and development of mineral properties in North America (Note 4).

Starfield owns a 100% undivided interest in the Ferguson Lake nickel-copper-platinum-palladium-cobalt property located in Nunavut, Canada. Through a joint venture agreement with Thanda Resources Inc. (“Thanda”), the Company has also commenced an exploration program for diamonds on several parts of the Ferguson Lake property.

Starfield completed the acquisition of Nevoro Inc. (“Nevoro”) on October 8, 2009. The primary assets acquired are as follows:

•	the Stillwater Project, a nickel-copper-cobalt and chromium property located in Montana, USA, adjacent to the Stillwater Platinum Mine;
•	the Moonlight Project, a copper-silver property located in California, and
•
two Nevada gold properties. The exploration on these properties is conducted in conjunction with Golden Predator Mines US, Inc. (“Golden Predator”) who has the opportunity to earn-in an initial 51% interest in the property by spending US$1.5 million within 30 months of the signing of a definitive Exploration and Option to Joint Venture Agreement.

As an exploration company, the Company’s income is limited to interest income and other incidental income. The Company continues to be dependent upon its ability to finance its exploration programs through financing activities that may include issuances of additional debt or equity securities. The recoverability of the carrying value of exploration projects is dependent upon the existence and economic recovery of mineral reserves, confirmation of the Company’s interest in the underlying mineral claims, the ability to raise long-term financing to complete the development of the properties, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest in the underlying mineral claims on an advantageous basis, all of which are uncertain.  Management believes that it will be able to secure the necessary financing through a combination of the issue of new equity or debt instruments, the entering into of joint venture agreements or the exercise of warrants for the purchase of common shares.  However, there is no assurance that the Company will be successful in these actions.  Subsequent to the end of the year, the Company completed financings as outlined in note 15.

2.	Summary of Significant Accounting Policies

a) Consolidation

The consolidated financial statements are presented in Canadian dollars and are prepared in accordance with Canadian GAAP. The consolidated financial statements consolidate the assets, liabilities, and results of all entities in which the Company holds a controlling financial interest. Control is established by the Company’s ability to determine strategic, operating, investing and financing policies without the co-operation of others. The effects of all transactions between controlled entities are eliminated. Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of operations from the date on which the control commences. Where control of an entity ceases during a financial year, its results are only included for the portion of the year over which control exists.

b) Foreign currency translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the period end exchange rates, whereas non-monetary assets, liabilities and related expenses denominated in foreign currencies are translated at the exchange rate in effect on the date of the transaction. Exchange gains and losses resulting from the translation of these amounts are included in the consolidated statement of operations.

STARFIELD RESOURCES INC. | 7

Notes to the Consolidated Financial Statements
For the year ended February 28, 2011
(in thousands of Canadian dollars, unless otherwise noted)

c) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and expenses for the year reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future years could be significant. Actual results will likely differ from those estimates.  Significant estimates and assumptions include those related to the determination as to whether costs are expensed or deferred, the recoverability of mineral properties, stock based compensation, future income taxes, and the ability to continue as a going concern.

d) Financial instruments

The Company’s financial instruments consist of cash, amounts receivable, refundable deposits, and accounts payable and accrued liabilities. Financial assets and liabilities are initially recognized at fair value and their subsequent measurement is dependent on their classification. The Company has classified its cash and refundable deposits as held for trading; amounts receivable are classified as loans and receivables; and accounts payable and accrued liabilities are classified as other financial liabilities.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, due to their short term maturity.

e) Mineral properties

Direct property acquisition costs, advance royalties, holding costs, field exploration and field supervisory costs relating to specific properties are deferred until the properties are brought into production, at which time, they will be amortized on a unit of production basis, or until the properties are abandoned, sold or considered to be impaired in value, at which time an appropriate charge will be made. The recovery of costs of mining claims and deferred exploration is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development and future profitable production or proceeds from disposition of such properties. The Company considers that exploration costs have the characteristics of property, plant and equipment, and, accordingly, defers such costs. The Company follows EIC-174 as described below.

The Emerging Issues Committee of the CICA issued EIC-174 - “Mining Exploration Costs” which interprets how Accounting Guideline No. 11 entitled Enterprises in the Development Stage - (AcG-11) affects mining companies with respect to the deferral of exploration costs. EIC-174 refers to CICA Handbook Section 3061 "Property, Plant and Equipment", paragraph 21, which states that for a mining property, the cost of the asset includes exploration costs if the enterprise considers that such costs have the characteristics of property, plant and equipment. EIC-174 then states that a mining enterprise that has not established mineral reserves objectively, and therefore does not have a basis for preparing a projection of the estimated cash flow from the property, is not precluded from considering the exploration costs to have the characteristics of property, plant and equipment. EIC-174 also provides additional guidance for mining exploration enterprises on when an impairment test is required.

The Company reviews its mineral interests for impairment whenever events or changes in circumstances indicate that the carrying amount of the mineral interest may not be recoverable. The net recoverable amount is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets through use or future disposition.

STARFIELD RESOURCES INC. | 8

Notes to the Consolidated Financial Statements
For the year ended February 28, 2011
(in thousands of Canadian dollars, unless otherwise noted)

f) Amortization of equipment

Equipment is recorded at cost with amortization provided on a declining balance and straight-line basis as follows:

Furniture and fixtures	20%
Exploration equipment	30%
Equipment under capital lease	30%
Leasehold improvement	straight-line over 18 months

Amortization related to exploration equipment is deferred to mineral properties, as they are part of exploration costs.

g) Leases

Leases that substantially transfer all of the benefits and risks of ownership of property to the Company, or otherwise meet the criteria for capitalization under Canadian generally accepted accounting principles, are accounted for as capital leases.  An asset is recorded at the time a capital lease is entered into together with its related long-term obligation to reflect its purchase and financing.  Rental payments under operating leases are expensed as incurred.

h) Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation.  The Company records a future income tax liability and a reduction in capital stock for the estimated tax benefits transferred to shareholders.  When the Company renounces flow-through expenditures, a portion of the Company’s future income tax assets that were not recognized in previous years, due to the recording of a valuation allowance, will be recognized as a recovery of future income taxes in the statement of operations.

i) Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method the dilutive effect on earnings per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year. As the Company incurred a loss from operations for all periods presented, the dilutive effect of options and warrants has been excluded from the calculation of diluted loss per share. Basic loss per share is calculated using the weighted-average number of shares outstanding during the year.

j) Stock-based compensation

The Company follows the fair value method of accounting for its stock-based compensation.  The fair value of the stock options awarded is determined at the grant date using the Black-Scholes option pricing model and the associated value is recognized over the vesting period through a charge to statement of operations or capitalized to mineral properties.  Consideration paid for the shares on the exercise of stock options is credited to capital stock.

k) Income taxes

Income taxes are provided for in accordance with the asset and liability method. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in rates is included in operations in the year in which the change is enacted or substantively enacted. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

STARFIELD RESOURCES INC. | 9

Notes to the Consolidated Financial Statements
For the year ended February 28, 2011
(in thousands of Canadian dollars, unless otherwise noted)

l)  New accounting pronouncements

In October 2008, the CICA issued Handbook Section 1582, Business Combinations, which establishes new standards for accounting for business combinations. It provides the Canadian equivalent to IFRS 3.  This is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. The Company will assess the impact of this section prior to implementation.

Also in October 2008, the CICA issued Handbook Sections 1601, Consolidated Financial Statements and 1602, Non-controlling Interests to replace Section 1600, Consolidated Financial Statements.  Section 1601 establishes standards for the preparation of consolidated financial statement whereas Section 1602 establishes standards to provide guidance on accounting for non-controlling interests subsequent to a business combination. It is equivalent to the corresponding provisions found in International Accounting Standards (“IAS”) 27.  This is effective for fiscal years beginning on or after January 1, 2011.  The Company does not expect these standards to have any material impact on its financial statements.

3.	Prepaid Expenses and Deposits

	February 28,	February 28,
	2011	2010
Deposits - property leases	$274	$274
Prepaid insurance	74	100
Other	124	112
	$472	$486

Deposits consist of $274 on deposit with the Kivalliq Inuit Association as reclamation, wildlife and environmental bonds, expiring on July 23, 2012.

STARFIELD RESOURCES INC. | 10

Notes to the Consolidated Financial Statements
For the year ended February 28, 2011
(in thousands of Canadian dollars, unless otherwise noted)

4.	Mineral Properties

For the year ended February 28, 2011	Ferguson Lake	Stillwater	Moonlight	Nevada
	Project	Project	Project	Projects	Total
Property acquisitions and maintenance costs
Balance, beginning of period	$2,988	$7,635	$3,816	$1,000	$15,439
Nevoro acquisition	-	-	-	-	-
Maintenance	220	92	61	-	373
Balance, end of period	$3,208	$7,727	$3,877	$1,000	$15,812

Exploration costs
Balance, beginning of period	$106,144	$44	$104	$-	$106,292
Compensation (Note 8 & Note 9)	790	114	94	-	998
Air support including helicopter moves	396	-	-	-	396
Diamond drilling	166	-	-	-	166
Camp support costs, including fuel	35	92	40	-	167
Diamond exploration program	10	-	-	-	10
Recovery of diamond exploration program expenses	(10)	-	-	-	(10)
Analytical and geophysical services	1,309	179	293	-	1,781
Balance, end of period	$108,840	$429	$531	$-	$109,800

Mineral properties	$112,048	$8,156	$4,408	$1,000	$125,612

For the year ended February 28, 2010	Ferguson Lake	Stillwater	Moonlight	Nevada
	Project	Project	Project	Projects	Total
Property acquisitions and maintenance costs
Balance, beginning of period	$2,694	$-	$-	$-	$2,694
Nevoro acquisition (Note 14)	-	9,262	4,630	1,000	14,892
Maintenance	294	-	-	-	294
Balance, end of period	$2,988	$9,262	$4,630	$1,000	$17,880

Exploration costs
Balance, beginning of period	$102,685	$-	$-	$-	$102,685
Compensation (Note 8 & Note 9)	1,480	23	27	-	1,530
Air support including helicopter moves	133	-	-	-	133
Diamond drilling	73	-	54	-	127
Camp support costs, including fuel	394	21	6	-	421
Diamond exploration program	636	-	-	-	636
Recovery of diamond exploration program expenses	(636)	-	-	-	(636)
Analytical and geophysical services	1,379	-	17	-	1,396
Balance, end of period	$106,144	$44	$104	$-	$106,292

Mineral properties	$109,132	$9,306	$4,734	$1,000	$124,172

a)         Ferguson Lake

The Company owns a 100% undivided interest in the Ferguson Lake nickel-copper-platinum-palladium-cobalt property, subject to a 3% net smelter royalty (“NSR”) on mineral production, a 3% gross overriding royalty on diamond production and a $50 annual advance NSR payment. The Company has the right to purchase 1% of the 3% NSR for $1,000 up to 180 days after receipt of a positive feasibility study recommending commercial production.

STARFIELD RESOURCES INC. | 11

Notes to the Consolidated Financial Statements
For the year ended February 28, 2011
(in thousands of Canadian dollars, unless otherwise noted)

On October 5, 2009, the Company announced that it has signed a joint venture agreement with Thanda Resources Inc. (“Thanda”) to develop Starfield’s previously identified diamond potential at the Ferguson Lake Project in Nunavut. The agreement gives Thanda the right to earn an initial 50% participating interest in a joint venture (that will focus on the exploration and development of the diamond potential at the Ferguson Lake property) by incurring cumulative exploration expenses of $6.5 million over a three year period. These expenditures must be incurred as follows:

Months 1 – 15	$2.0 million
Months 16 – 24	$2.5 million
Months 25 – 30	$2.0 million

After the initial $6.5 million investment, Thanda may choose to commence a prefeasibility study. Upon completion of a prefeasibility study, Starfield may choose to either retain a 30% interest in the project by paying its pro-rata share of the costs of the prefeasibility study and future development, or convert to a 3% gross revenue royalty.

b)       Stillwater Project

The Company holds the Stillwater Project consisting of the Basal Zone Lease Agreement and the Mountain View Lease Agreement in Montana, USA.

The Basal Zone Lease Agreement leases the Company mineral claims for 10 years expiring January 1, 2014. The Company is required to make payments of US$2 per month until the end of the lease.  Under the Basal Zone Lease Agreement, a 2% production royalty is payable by the Company on the sales of ore and concentrate; a 2% NSR applies if the ore/concentrate is sold to a mill, smelter or refinery or 2% of net income applies if the ore/concentrate is not sold to a mill, smelter or refinery. If there is a federal royalty imposed on any sales, then 50% of such federal royalty will be offset against the production royalty payable by the Company.

The Mountain View Lease Agreement leases the Company mineral claims for 10 years expiring February 1, 2014. If the Company wishes to extend the primary term of the lease, then the Company must pay US$50. Upon the commencement of construction of a mine, the Company must pay a US$500 advance royalty, 50% of which will be credited against future production royalties. A 2% production royalty is payable by the Company on the sale of ore and concentrate, a 2% NSR applies if the ore/concentrate is sold to a mill, smelter or refinery or 2% of net income applies if the ore/concentrate is not sold to a mill, smelter or refinery.

In addition, the Company has signed an agreement to lease with an option to acquire the Benbow chromite mine which is adjacent to the Stillwater Project in Montana. The mine would be acquired under a Lease with Option to Purchase from the Benbow chromite mine, Limited Liability Partnership, (the “Owner”). The basic lease is for 25 years expiring July 14, 2033, unless the agreement is terminated, cancelled or extended. The terms of the agreement call for a signing bonus of US$50, with payments of US$50 on each of the first through fifth anniversaries, US$75 on each of the sixth through tenth anniversaries, US $100 on the eleventh and each subsequent anniversary of the effective date (“the Minimum Payments”). A 5% production royalty would be paid to the Owner, based on net proceeds from the production and sale of minerals from the property. The Minimum Payments shall constitute advance payments of the royalty on the property and shall be credited in the Company’s favor against royalty payment obligations.

The Company has the option to purchase the Benbow chromite mine property for US$5,000. If the option to purchase is exercised after the fifth anniversary, but before the tenth anniversary, the purchase price will be US$10,000. Alternatively, the Company has the option to purchase an undivided fifty percent interest in the property for US$5,000, subject to its right to purchase additional portions of ownership of and title to the property in increments representing 5% of the entire undivided ownership for US$500 for each such increment.

STARFIELD RESOURCES INC. | 12

Notes to the Consolidated Financial Statements
For the year ended February 28, 2011
(in thousands of Canadian dollars, unless otherwise noted)

c)      Moonlight Project

The Moonlight Project is comprised of the Teagan Claims and the California- Engels Claims.  During the year ended February 28, 2011, the Company dropped certain claims that were considered ancilliary to the core project and these claims did not have any ascribed value in the acquisition.

Teagan Claims

The Company holds a 100% interest in certain claims, located in Plumas County, California, U.S.A.  These claims are, however, subject to the terms of the exploration agreement with California-Engels Mining Company.

California-Engels Claims

In 2006, the Company entered into an exploration agreement, which contained an option to lease and purchase the underlying properties, enabling the Company to explore and purchase patented and fee lands that are located near the Company’s Moonlight Project, subject to a 2% NSR that is capped at US$25,000. Under the terms of the agreement, the Company is required to make annual payments of US$20.

The Company is also required to issue 139,200 common shares upon completion of a bankable feasibility study and upon construction of a mill. The Company may purchase the property at any time for US$10,000 or by issuing 696,000 common shares and paying an annual US$60 advance royalty.

d)      Nevada Properties

Starfield holds a portfolio of eight properties (St. Elmo, Dome Hill, Silver King, Eagleville, Jenny Hill, Germany Canyon, Cedar and Stealth), consisting of a total of 1,234 claims, located in a historic high-grade mining district. All are located in the state of Nevada except for Dome Hill which straddles the Nevada-California border.

On June 1, 2009, Nevoro Inc, prior to its acquisition by Starfield, signed a Letter of Intent (“LOI”) with Golden Predator Mines US Inc., a wholly owned Nevada subsidiary of Golden Predator Royalty and Development (“Golden Predator”), in which Golden Predator can acquire up to a 75% interest in Starfield’s portfolio of eight Nevada properties. Starfield will be subject to various lease and royalty commitments if the Company chooses to retain these properties.

Golden Predator can earn an initial 51% interest in each of the properties by spending US$1.5 million on any or all of the properties within 30 months of the signing of a definitive Exploration and Option to Joint Venture Agreement (EOJV). Golden Predator will assume the obligations of the Company in any underlying property agreements and the payment of Bureau of Land Management claim maintenance fees. Upon completion of the initial 51% earn-in, Golden Predator can earn an additional 24% interest in the property portfolio, (thereby increasing its interest to 75%) by spending an additional US$3 million dollars during the three year period following the initial earn-in.

5.	Equipment
	February 28, 2011			February 28, 2010
			Net			Net
		Accumulated	book		Accumulated	book
	Cost	amortization	value	Cost	amortization	value
Furniture and fixtures	$335	$214	$121	$335	$185	$150
Exploration equipment	366	316	50	366	294	72
Equipment under capital lease	578	460	118	578	410	168
	$1,279	$990	$289	$1,279	$889	$390

STARFIELD RESOURCES INC. | 13

Notes to the Consolidated Financial Statements
For the year ended February 28, 2011
(in thousands of Canadian dollars, unless otherwise noted)

6.	Future Income Tax Liability

The significant components of the Company’s future income tax assets and liabilities are as follows:

	February 28,	February 28,	February 28,
	2011	2010	2009
Future income tax assets
Loss carryforwards	$7,674	$8,521	$4,824
Equipment	121	65	53
Mineral properties	2,028	2,104	-
Share issuance costs	543	710	-
Non-capital losses	-	321	-
Valuation allowance	(3,618)	(6,310)	661
	6,748	5,411	5,538
Future income tax liabilities
Resource deductions	15,111	15,355	10,545

Net future income tax liabilities	$8,363	$9,944	$5,007

A reconciliation of income taxes at statutory rates and reported taxes for the years ended February 28, 2010 and February 28, 2011 is as follows:

	February 28,	February 28,	February 28,
	2011	2010	2009

Loss for year before income tax	$2,538	$2,669	$3,976

Income tax recovery at statutory rates	$773	$827	$1,233
Adjusted for the effect of:
Non-deductible expenses	(23)	(2)	(3)
Non-deductible stock compensation	(136)	(157)	(228)
Resource loss for tax purposes and impact of rate change	(196)	(84)	(168)
Prior year adjustment	-	(955)	-
Expiry of losses	(344)	(765)	-
Other	84	(85)	-
Future income tax (expense) recovery	$158	$(1,221)	$834

The Company has non-capital losses of approximately $14,993 (2010 - $17,986) available for deduction against future years’ taxable income.  These losses, if not utilized will expire through 2030.  Subject to certain restrictions, the Company also has resource expenditures available to reduce taxable income in future years.

The benefit associated with these non-capital losses has been recorded for accounting purposes.

7.	Financing

(i)	During 2010:

On December 22, 2009, the Company issued 22,615,732 flow-through common shares at a price of $0.105 per share for gross proceeds of $2,375. A portion of the proceeds was allocated to the broker warrants issued as described below. The Company paid issuance costs of $190, with a future tax impact of $51.

STARFIELD RESOURCES INC. | 14

Notes to the Consolidated Financial Statements
For the year ended February 28, 2011
(in thousands of Canadian dollars, unless otherwise noted)

On December 31, 2009, the Company issued 4,761,904 flow-through common shares at a price of $0.105 per share for gross proceeds of $500. A portion of the proceeds was allocated to the broker warrants issued as described below. The Company paid issuance costs of $79, with a future tax impact of $21.

On January 13, 2010, the Company issued 13,700,000 common shares at a price of $0.095 per share for gross proceeds of $1,302. A portion of the proceeds was allocated to the broker warrants issued as described below. The Company paid issuance costs of $181, with a future tax impact of $49.

As part of the equity financings outlined above, the Company issued 2,670,046 broker warrants, which entitle the holder to purchase one common share at prices between $0.095 and $0.12 for up to two years from the date of issuance.  A relative fair value calculation was used to determine the carrying value of the warrants. The 2,670,046 broker warrants were assigned a fair value of $41. The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions:

Risk-free interest rate	1.34 – 1.47%
Expected life of warrants	2
Annualized volatility	98.55 – 98.63%
Dividend rate	0.00

In aggregate, the Company issued a total of 41,077,636 common shares for gross proceeds of $4,136 and 2,670,046 broker warrants with proceeds of $41. The total issuance costs were $450 with a future tax impact of $121.

(ii)	During 2011:

On June 11, 2010, the Company completed a private placement of 28,054,704 units of the Company at a price of $0.085 per unit for total proceeds of $2,385.  Each unit consists of one flow-through share and one half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.15 for 12 months from the closing date.  The Company paid issuance costs of $213 and issued 1,823,555 broker warrants entitling the holder to acquire one common share at $0.085 for up to two years from the date of issuance.

The warrants were assigned a fair value of $190. The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions:

Risk-free interest rate	1.21 – 1.78%
Expected life of warrants	1 -2 years
Annualized volatility	92.12 – 114.28%
Dividend rate	0.00

On December 7, 2010, the Company completed a private placement of 38,954,155 flow-through units and 51,800,000 common share units of the Company at a price of $0.065 and $0.05 per unit, respectively, for total proceeds of $5,122.  Each flow-through unit consisted of one flow-through share and one half of one common share purchase warrant and each common share unit consisted of one common share and one half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.10 for 24 months from the closing date.

The Company incurred issuance costs of $635 and issued 6,829,563 broker warrants, expiring 24 months from the closing date in connection with the offering, entitling the holder to acquire one unit of the Company at a price of $0.05.  Each unit consisted of one common share and one half of one common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share of the Company at a price of $0.10 for 24 months from the closing date.

STARFIELD RESOURCES INC. | 15

Notes to the Consolidated Financial Statements
For the year ended February 28, 2011
(in thousands of Canadian dollars, unless otherwise noted)

The warrants were assigned a fair value of $868. The fair value of the warrants issued was estimated using a Black-Scholes pricing model with the following assumptions:

Risk-free interest rate	1.7%
Expected life of warrants	2
Annualized volatility	117.85%
Dividend rate	0.00

8.	Stock Options

The Company has a stock option plan whereby, from time to time, at the discretion of the board of directors, stock options are granted to directors, officers and certain consultants enabling them, as a group, to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option is based on the closing market price of the Company’s common stock on the date prior to the grant date. The options can be granted for a maximum term of 10 years and vest at the discretion of the board of directors. Options generally vest equally with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

Stock options transactions are summarized as follows:

	Twelve months ended		Twelve months ended		Twelve months ended
	February 28, 2011		February 28, 2010		February 28, 2009
		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	(000's)	price	(000's)	price	(000's)	price
Balance at beginning of period	41,712	$0.56	19,428	$0.97	19,958	$0.96
Granted	400	0.10	10,800	0.11	1,850	0.77
Nevoro acquisition	-	-	15,384	0.49	-	-
Exercised	-	-	-	-	(1,769)	0.45
Cancelled or expired	(12,495)	0.45	(3,900)	1.48	(611)	1.39
Balance at end of period	29,617	$0.61	41,712	$0.56	19,428	$0.97

The following stock options were outstanding at February 28, 2011:

	Options outstanding			Options exercisable
Exercise price per share	Number	Weighted	Weighted	Number	Weighted
	outstanding	average	average	exerciseable	average
		remaining	exercise price		exercise price
		contractual
		life (years)

$0.09 - $0.25	11,400,000	3.95	0.11	8,500,000	$0.11
$0.26 - $0.50	7,132,424	1.13	0.31	7,132,424	0.31
$0.51 - $1.00	1,850,000	1.97	0.81	1,850,000	0.81
$1.01 - $1.50	4,385,000	1.62	1.11	4,385,000	1.11
$1.50 - $2.00	4,850,000	1.62	1.68	4,850,000	1.68
	29,617,424	2.40	$0.61	26,717,424	$0.66

STARFIELD RESOURCES INC. | 16

Notes to the Consolidated Financial Statements
For the year ended February 28, 2011
(in thousands of Canadian dollars, unless otherwise noted)

During the year ended February 28, 2011, the Company granted 400,000 stock options (February 28, 2010 - 10,800,000) with a fair value of $16 (February 28, 2010 - $858) to directors, employees and consultants. The Company recognized $504 in stock-based compensation with a corresponding credit to contributed surplus on the balance sheet, of which $65 was capitalized to the compensation category under mineral properties (February 28, 2010 - $582, $274 capitalized).  The weighted average fair value of options granted during year ended February 28, 2011 was $0.04 (February 28, 2010 - $0.08).The grant date assumptions used to value options issued in 2011 were: risk free interest rate of 2.56%; expected volatility of 107%; dividend yield of 0%; and expected life of 5 years.

The estimated value of the options granted will be recognized over the vesting period. As at February 28, 2011, there is $59 (February 28, 2010 - $547) remaining to be charged to earnings or capitalized to mineral properties in future periods relating to stock option grants.

9.	Deferred Compensation

On March 1, 2009, the Company established a Compensation Plan for employees and directors. The plan provides for the issuance of units which mirror the value of the Company’s publicly-traded common shares. Each unit is equivalent in value to the fair market value of a common share of the Company on the date of award. The value of each award is charged to compensation expense over the period of vesting and a corresponding liability is established on the balance sheet. The outstanding units are marked-to-market at the end of each period.

Under the plan, eligible employees and directors, as determined by the Board of Directors, will receive a portion of their compensation in deferred compensation units (“DCUs”) in lieu of a cash payment. Eligible employees and directors agreed to reduce their base compensation to fund their portion of the DCUs. The DCUs vest on a monthly basis and are redeemable in cash beginning March 1, 2010 or when the individual ceases to be employed by the Company. The employee DCUs are matched by Starfield. The Company’s matching DCUs vest equally on March 1, 2010 and February 28, 2011. All DCUs were redeemed at fair market value on February 28, 2011.

During the twelve months ended February 28, 2011, $40 was recorded to stock-based compensation expense, of which $31 was capitalized to mineral properties (February 28, 2010 - $758, $371 capitalized
The following is a continuity of the DCUs for the periods indicated:

	Twelve months ended		Twelve months ended
	February 28, 2011		February 28, 2010
	Number	Amount	Number	Amount
Balance at beginning of period	4,052,052	$385	-	$-
Issued	-	-	4,052,052	758
Redeemed	(4,052,052)	(425)	-	-
Mark-to-market adjustment	-	40	-	(373)
Balance at end of period	-	$-	4,052,052	$385

10.	Commitments

Leases

The Company entered into a lease for its corporate office in Toronto which expires October 31, 2013.  Minimum annual rents are $126 (February 28, 2010 - $176). The total minimum obligation remaining under this lease is $352 (February 28, 2010 - $768). The Company has also taken over Nevoro’s lease for its former Toronto office which expires September 30, 2011, with a total remaining minimum obligation of $49.

STARFIELD RESOURCES INC. | 17

Notes to the Consolidated Financial Statements
For the year ended February 28, 2011
(in thousands of Canadian dollars, unless otherwise noted)

The Company entered into a 5 year commercial lease within its Ferguson Lake property which expires in July 2012. Minimum annual rents are $97.

The minimum lease payments on the leases are as follows:

2012	$271
2013	128
2014	97
$496

11.	Segmented Information

The Company has one reportable segment, which is the exploration and development of exploration properties. Geographic segmentation of the Company’s assets is as follows:

As at	February 28, 2011		February 28, 2010
	Canada	USA	Canada	USA

Cash	$3,884	$-	$3,581	$-
Amounts receivable	419	-	220	-
Prepaid expenses and deposits	448	24	460	26
Mineral properties	112,048	13,564	109,132	15,040
Equipment	289	-	390	-
	$117,088	$13,588	$113,783	$15,066

12.	Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The board of directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and development, and pay for administrative costs, the Company will spend its existing working capital, and raise additional amounts as needed. The Company will continue to assess new properties, from time to time, and to acquire an interest in additional properties if it considers there to be sufficient geologic or economic potential, and if it has adequate financial resources to do so.  Companies in this stage typically rely upon equity financing or joint venture partnerships to fund the advancement of projects.  There is no certainty with respect to the Company’s ability to raise capital.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the year ended February 28, 2011.  The Company is not subject to externally imposed capital requirements.

13.	Financial Risk Factors

Financial instruments include cash and any contracts that give rise to a financial asset to one party and a financial liability or equity instrument to another party.  The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

STARFIELD RESOURCES INC. | 18

Notes to the Consolidated Financial Statements
For the year ended February 28, 2011
(in thousands of Canadian dollars, unless otherwise noted)

Under the fair value hierarchy for 2011 and 2010, cash and cash equivalents would be considered a level 1 fair value measure.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

Credit risk
The Company's credit risk is primarily attributable to cash and amounts receivable. The Company has no significant concentration of credit risk arising from operations. Cash is classified as cash equivalents and consist of overnight deposits, which have been invested with reputable financial institutions, from which management believes the risk of loss to be remote.  Financial instruments included in amounts receivable consist of  sales taxes due from the Federal Government of Canada. Management believes that the credit risk concentration with respect to financial instruments included in amounts receivable is remote.

Liquidity risk
The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due.  As at February 28, 2011, the Company had a cash balance of $3,884 (February 28, 2010 - $3,581) to settle current liabilities of $1,219 (February 28, 2010 - $674). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market risk
(a)	Interest rate risk
The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

(b)	Foreign currency risk
The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars. From time to time, the Company funds certain operations, exploration and administrative expenses in US dollars on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. Management believes the foreign exchange risk derived from currency conversions is not significant and therefore does not hedge its foreign exchange risk. There is no foreign currency risk associated with future income tax as this is primarily a Canadian dollar liability.

(c)	Price risk
The Company is exposed to price risk with respect to commodity prices.  Changes in commodity prices will impact the economics of development of the Company’s mineral properties.  The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Sensitivity analysis
The Company has designated its cash and cash equivalents and short term investments as held-for-trading, which are measured at fair value.  Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

STARFIELD RESOURCES INC. | 19

Notes to the Consolidated Financial Statements
For the year ended February 28, 2011
(in thousands of Canadian dollars, unless otherwise noted)

As at February 28, 2011, the carrying and fair value amounts of the Company's financial instruments are the same.

The Company does not hold significant balances in foreign currencies to give rise to exposure to foreign exchange risk.

14.	Nevoro acquisition

On October 8, 2009, Starfield completed its acquisition of 100% of the common shares of Nevoro, its principal assets being the Stillwater Project located in Montana, the Moonlight Project located in California and a portfolio of eight Nevada gold properties. The acquisition was completed by way of a Plan of Arrangement (the “Arrangement”), which was approved by Industry Canada under the Canadian Business Corporations Act on October 8, 2009. Pursuant to the Arrangement, each issued and outstanding Nevoro common share was purchased by Starfield, and the holder thereof received 0.87 of one Starfield common share.

In consideration for the acquisition of Nevoro, Starfield issued 148,149,072 common shares to shareholders of Nevoro, representing approximately $13.3 million in total value.

For accounting purposes, the measurement of the purchase consideration in the consolidated financial statements are based on the closing market price of Starfield common shares on the effective closing date, October 8, 2009, which equates to $0.09 for each Starfield common share. Nevoro’s opening balance sheet was translated from U.S. dollars into Canadian dollars at 1.054, the closing foreign exchange rate on October 8, 2009.

Holders of Nevoro common share purchase warrants and stock options shall receive, upon the subsequent exercise of such Nevoro warrants and options, 0.87 of one Starfield common share in lieu of each Nevoro common share to which they would have otherwise been entitled. The exercise price applicable to each Nevoro warrant and option has been adjusted to an amount equal to the product of (A) the exercise price per share prescribed in each Nevoro warrant and option and (B) 1.15.  These warrants and options have been included in the purchase consideration at their fair value of approximately $228 and $101, respectively, based on the Black-Scholes option pricing model.

The following assumptions were used in applying the Black-Scholes option pricing model:

Risk-free interest rate	1.36%
Expected life of options	1.1 years
Expected life of warrants	1.3 years
Annualized volatility	96.95%
Dividend rate	0.00%

STARFIELD RESOURCES INC. | 20

Notes to the Consolidated Financial Statements
For the year ended February 28, 2011
(in thousands of Canadian dollars, unless otherwise noted)

The table below sets out the allocation of the purchase price to the assets acquired and liabilities assumed.

Net assets acquired:
Cas	$2,06
Amounts receivable	9
Prepaid expenses and deposits	3
Mineral properties	12,45
Accounts payable and accrued liabilities	(349

$14,29

Purchase price:
Common shares of Starfield issued on acquisition	$13,33
Transaction	63
Fair value of stock options	10
Fair value of warrants	22
$14,29

15.	Subsequent Events

Subsequent to February 28, 2011, the Company entered into the following transactions:

a)
    On May 13, 2011, the Company completed a private placement of 50,528,466 flow-through units at a price of $0.075 per unit for gross proceeds of $3,790. Each flow-through unit consists of one flow-through common share and one common share purchase warrant. Each flow-through unit warrant entitles the holder to acquire one common share at an exercise price of $0.11 per share for a period of 24 months from the closing date.

b)
    On June 20, 2011, the Corporation completed a private placement of 27,273,000 units at a price of $0.05 per unit for gross proceeds of $1.364 million. Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price of $0.08 per share for a period of 24 months from the closing date.

16.	Differences between Canadian and United States Generally Accepted Accounting Principles

Starfield prepares its consolidated financial statemntes in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which principles differ in certain respects from those applicable in the United States (“US GAAP”) and from practices prescribed by the United States Securities and Exchanges Commission (“SEC”).

STARFIELD RESOURCES INC. | 21

Notes to the Consolidated Financial Statements
For the year ended February 28, 2011
(in thousands of Canadian dollars, unless otherwise noted)

Consolidated Statement of Operations (Restated - note a):

		Restated
	2011	2010	2009

Loss for the year under Canadian GAAP	$2,926	$3,890	$3,142

U.S. GAAP material adjustments
Expense of mineral property expenditures	3,508	2,907	26,021
Reduction of future income tax expense	(883)	(2,442)	(1,650)
Reduction of future income tax recovery	316	858	834

Net loss for the year under U.S. GAAP	$5,867	$5,213	$28,347

Basic and diluted net loss per share under U.S. GAAP	$0.01	$0.01	$0.09

Weighted average number of shares outstanding	562,312	397,144	319,325

Consolidated Statements of Shareholders’ Equity (Restated - note a)

		Restated
	2011	2010	2009

Shareholders' equity under Canadian GAAP	$121,094	$117,846	$105,042

U.S. GAAP material adjustments
Expense of mineral property expenditures	(109,100)	(105,592)	(102,685)
Reduction of future income tax expense	9,753	8,893	4,287
Reduction of future income tax recovery	(1,391)	(1,391)	(583)

Shareholders' equity under U.S. GAAP	$20,356	$19,756	$6,061

Consolidated Statements of Cash Flows (Restated- note a)

		Restated
	2011	2010	2009

Cash flows from operating activities per Canadian GAAP	$(2,197)	$(2,045)	$(3,825)
Mineral properties expensed as incurred	(3,508)	(3,087)	(22,262)
Cash flows from operating activities per U.S. GAAP	$(5,705)	$(5,132)	$(26,087)

		Restated
	2011	2010	2009

Cash flows from investing activities per Canadian GAAP	$(3,763)	$(1,920)	$(24,974)
Mineral properties expensed as incurred	3,508	3,087	22,262
Cash flows from investing activities per U.S. GAAP	$(255)	$1,167	$(2,712)

STARFIELD RESOURCES INC. | 22

Notes to the Consolidated Financial Statements
For the year ended February 28, 2011
(in thousands of Canadian dollars, unless otherwise noted)

Consolidated Balance Sheets (Restated - note a)

		Restated
	2011	2010
Mineral properties	$16,511	$16,138
Future income tax liability	-	-
Share capital	151,992	147,073
Additional paid-in capital	13,727	13,079
Deficit	(147,283)	(141,416)

(a)           Restatement of consolidated financial statements:

Under US GAAP, Starfield expenses all exploration expenditures on mineral properties, other than acquisition costs, prior to the establishment of proven or probable reserves.  Under Canadian GAAP, these expenditures are deferred.  In prior years, the Company did not account for the deferred income tax impact of the difference in accounting for mineral property expenditures and various adjustments in connection with the differences in accounting for flow through shares between Canadian and US GAAP.  In addition, in connection with the acquisition of Nevoro in 2010, which is considered an asset acquisition for Canadian and US GAAP purposes, the Company previously expensed the corresponding transaction costs rather than capitalizing those costs to the assets acquired.
The following is a summary fo the effects of the restatement on the Company’s consolidated balance sheet as of February 28, 2010 under US GAAP and its consolidated statement of operations for the year ended February 28, 2010.

	As
	previously
	reported	Adjustment	As restated

Consolidated Balance Sheets at February 28, 2010

Mineral properties	$17,946	$(1,808)	$16,138
Future income tax liability	7,048	7,048	–
Share capital	144,908	(2,165)	147,073
Additional paid-in capital	13,079	–	13,079
Deficit	(144,491	(3,075)	(141,416)

Consolidated Statement of Operations for the year ended
February 28, 2010

Net loss	$8,288	$(3,075)	$5,213
Basic and diluted loss per share	0.02	(0.01)	0.01

(b)        Notes to the US GAAP reconciliation

Exploration Expenditures

In accordance with EITF 04-02, the Company classifies the costs of acquiring its mineral interests as tangible assets resulting in no difference between Canadian and U.S. GAAP. Under U.S. GAAP exploration expenditures on mineral properties, other than acquisition costs, prior to the establishment of proven or probable reserves are expensed as incurred. Under Canadian GAAP these expenditures may be deferred.  The costs capitalized for U.S. GAAP purposes relate solely to mineral property acquisition costs.

STARFIELD RESOURCES INC. | 23

Notes to the Consolidated Financial Statements
For the year ended February 28, 2011
(in thousands of Canadian dollars, unless otherwise noted)

Under Canadian GAAP, cash flows relating to mineral property costs are reported as investing activities.  For U.S. GAAP, these costs would be characterized as operating activities.

Flow-through Shares and Future Income Tax Recovery

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as defined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors.  Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability.  Under U.S. GAAP, any difference between the fair value of the non flow-through shares and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by investors for the flow-through shares.  The liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures and the related income tax deductions are renounced to investors.

During the year ended February 28, 2009, the Company issued and renounced 15,000,000 flow-through shares for total proceeds of $15,000.  As the value of the consideration received for the flow-through shares issued during the year ended February 28, 2009 exceeded the fair value of the non-flow through shares on the date issued by $1,650, the Company recorded the difference to capital stock and related income tax expenses on renunciation.

During the year ended February 28, 2010, the Company issued and renounced 27,377,636 flow-through shares for total proceeds of $2,875.  As the value of the consideration received for the flow-through shares issued during the year ended February 28, 2010 exceeded the fair value of the non-flow through shares on the date issued by $363, the Company recorded the difference to capital stock and related income tax expenses on renunciation.

During the year ended February 28, 2011, the Company issued and renounced 67,008,859 flow-through shares for total proceeds of $4,917.  As the value of the consideration received for the flow-through shares issued during the year ended February 28, 2011 exceeded the fair value of the non-flow through shares on the date issued by $725, the Company recorded the difference to capital stock and related income tax expenses on renunciation.

Recently issued United States accounting pronouncements

Codification Topic 605 - Multiple-deliverable revenue arrangements

In September 2009, the FASB issued authoritative guidance regarding multiple-deliverable revenue arrangements. This guidance addresses how to separate deliverables and how to measure and allocate consideration to one or more units of accounting. Specifically, the guidance requires that consideration be allocated among multiple deliverables based on relative selling prices. The guidance establishes a selling price hierarchy of (1) vendor-specific objective evidence, (2) third-party evidence and (3) estimated selling price. This guidance is effective for annual periods beginning after June 15, 2010 but may be early adopted as of the beginning of an annual period. The Company is currently evaluating the effect that this guidance will have on consolidated financial position and results of operations.

Codification Topic 718 - Compensation - stock compensation

In April 2010, the FASB issued ASU 2010-13, Compensation - Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. This ASU provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore an entity would not classify such an award as a liability if it otherwise qualifies as equity. The guidance also clarifies that disclosures currently required are applicable to a share-based payment award, including the nature and terms of share-based payment arrangements. The amendments in this ASU are effective for fiscal years and interim periods within those fiscal years beginning on or after December 15, 2010 and the Company is currently evaluating the effect that this guidance will have on consolidated financial position and results of operations.

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Notes to the Consolidated Financial Statements
For the year ended February 28, 2011
(in thousands of Canadian dollars, unless otherwise noted)

Codification Topic 350 - Intangibles - Goodwill and Other

In December 2010, the FASB issued ASU 2010-28, Intangibles - Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts (a consensus of the FASB Emerging Issues Task Force). The amendments in this ASU modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. The amendments in this ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Company is currently evaluating the effect that this guidance will have on consolidated financial position and results of operations.

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